CUSIP No. 140065202      13GPage 1 of 5 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Capital Corp of the West

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

140065202

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]Rule 13d-1(b)

[     ]Rule 13d-1(c)

[     ]Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 140065202      13GPage 2 of 5 Pages

1.	Name of Reporting Persons.

I.R.S. Identification No. of above persons (entities only).

Delaware Charter Guarantee & Trust Company dba Principal Trust Company as Trustee for the Capital Corp of the West Employee Stock Ownership Plan and the Capital Corp of the West 401(k) Plan, IRS No. 51-0099493.

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2.	Check the Appropriate Box if a Member of a Group:

(a) [	]

(b) [	]

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3.	SEC Use Only

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4.	Citizenship or Place of Organization:

Delaware

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Number of Shares Beneficially Owned by Each Reporting Person With:

5.	Sole Voting Power:

0

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6.	Shared Voting Power:

700,848

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7.	Sole Dispositive Power:

0

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8.	Shared Dispositive Power:

700,848

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9.	Aggregate Amount Beneficially owned by Each Reporting Person

700,848

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10.	Check if Aggregate Amount in Row (9) Excludes Certain Shares:
[ ]

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11.	Percent of Class Represented by Amount in Row (9):

6.50%

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12.	Type of Reporting Person:

EP

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CUSIP No. 140065202      13GPage 3 of 5 Pages

Item 1.

(a)	Name of Issuer:	Capital Corp of the West
(b)	Address of Issuer’s Principal Executive Offices:	550 West Main Street

             Merced, CA 95341-1191

Item 2.

(a)	– (c) Name, Principal Business Address and Citizenship of Person Filing:

Delaware Charter Guarantee & Trust Company dba Principal Trust Company as Trustee for the Capital Corp of the West Employee Stock Ownership Plan and the Capital Corp of the West 401(k) Plan

1013 Centre Road

Wilmington, Delaware 19805

Citizenship:	Delaware

(d)	Title of Class of Securities:	Common Stock, no par value

(e)	CUSIP Number:	140065202

Item 3. If this statement is filed pursuant to Rule 13D-1(b) or 13D-2(b) or (c), check whether the person filing is a:

(f)	[ X ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

Item 4. Ownership - Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

The Capital Corp of the West Employee Stock Ownership Plan (“ESOP Plan”) and the Capital Corp of the West 401(k) Plan (“401(k) Plan”) (collectively, the “Plans”) are each subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Delaware Charter Guarantee & Trust Company dba Principal Trust Company acts as the Trustee for the ESOP Plan Trust and the 401(k) Plan Trust. As of December 31, 2007, the ESOP Plan Trust held 495,858 shares of the Issuer’s common stock and the 401(k) Plan Trust held 204,990 shares of the Issuer’s common stock for an aggregate of 700,848 shares of the Issuer’s common stock. The securities reported include all shares held of record by the Trustee as trustee of the Trusts. The Trustee follows the directions of the Issuer and/or Plan participants with respect to voting and disposition of shares. The Trustee, however, is subject to fiduciary duties under ERISA. The Trustee disclaims beneficial ownership of the shares of common stock that are the subject of this Schedule 13G.

(b)

The 700,848 shares of common stock represent 6.50% of the Issuer’s outstanding shares of common stock. The percent of class is based on shares outstanding as of December 31, 2007, as provided by the Issuer.

CUSIP No. 140065202      13GPage 4 of 5 Pages

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 700,848
(iii)	Sole power to dispose or direct the disposition of: 0
(iv)	Shared power to dispose or direct the disposition of: 700,848

Item 5. Ownership of Five Percent or Less of Class

Not Applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of having or influencing the control of the issuer of the securities and are not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 140065202      13GPage 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Delaware Charter Guarantee & Trust Company

/s/ Jill W. Simonds_____________________

Jill W. Simonds

Vice President of Operations

February 12, 2008